UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

As of November 10, 2010

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-07510, 333-07512, 333-08206, 333-13656, 333-90750, 333-117646, 333-141680 and 333-169241), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

CONTENTS

On November 8, 2010, RiT Technologies Ltd. (the “Company”) announced that its 2010 Annual General Meeting of Shareholders will be held on Monday, December 13, 2010 at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel. A copy of the press release was attached as Exhibit 99.1, to the 6K report filed with the SEC on November 8, 2010 (the “AGM PR”).

As contemplated in the AGM PR, the Company expects to mail the Notice and Proxy Statement of its 2010 Annual General Meeting (the “Proxy Statement”) to shareholders in the coming days.

A copy of the Proxy Statement and the related proxy card are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and incorporated by reference herein.

For the avoidance of doubt, the requisite majority for approval of the proposals in the 2010 Annual General Meeting are as set forth in the Proxy Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: November 10, 2010	By:	/s/ Moti Antebi
Moti Antebi, CFO

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Notice and Proxy Statement for 2010 Annual General Meeting
99.2	Form of Proxy Card for 2010 Annual General Meeting